U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File No.: 001-04192

(Translation of registrant's name into English)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SCULLY ROYALTY LTD.

PROXY STATEMENT

for the Annual General Meeting of Shareholders

of

SCULLY ROYALTY LTD.

to be held on December 29, 2022

November 28, 2022

These materials are important and require your immediate attention. They require shareholders of Scully Royalty Ltd. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your shares, please contact Scully Royalty Ltd.

SCULLY ROYALTY LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 29, 2022

TO:	THE HOLDERS OF COMMON SHARES OF US$0.001 PAR VALUE EACH OF SCULLY ROYALTY LTD.

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of shareholders of Scully Royalty Ltd., a corporation existing under the laws of the Cayman Islands (the "Company"), will be held at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China on Thursday, December 29, 2022 at 10:00 a.m. (Hong Kong time), for the following purposes:

1.	to elect the board of directors of the Company;

2.	to ratify the appointment of Smythe LLP as the auditors of the Company for the fiscal year ended December 31, 2022 and to authorize the directors to fix the remuneration of the auditors for the ensuing year; and

3.	to transact such other business as may properly come before the Meeting and any and all adjournment(s) or postponement(s) thereof.

Accompanying this Notice of Annual General Meeting are a proxy statement, a form of proxy, a supplemental mailing card and a financial statement request form.

The board of directors of the Company has fixed the close of business (Hong Kong time) on November 22, 2022 as the record date for determining shareholders who are entitled to receive notice of the Meeting and attend and vote at the Meeting and any adjournment(s) or postponement(s) thereof. The accompanying proxy statement provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Annual General Meeting.

Registered shareholders (shareholders of record) who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed form of proxy and return the form of proxy in the enclosed return envelope provided for that purpose. If you receive more than one form of proxy because you own common shares registered in different names or at different addresses, each form of proxy should be completed and returned. A form of proxy will not be valid unless it is deposited, by mail or by hand, to the attention of: Proxy Services c/o Computershare Investor Services, P.O. Box 505000, Louisville, Kentucky, USA 40233-5000, by 10:00 a.m. (Hong Kong time) on December 27, 2022 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment of the Meeting). The Chairman of the Meeting has the discretion to accept proxies received after that time.

DATED this 28th day of November, 2022.

By order of the board of directors of the Company

/s/ Michael Smith

Michael Smith

Executive Chairman

SCULLY ROYALTY LTD.

PROXY STATEMENT

November 28, 2022

This proxy statement is being furnished to holders ("Shareholders") of common shares of US$0.001 par value each ("Common Shares") of Scully Royalty Ltd. (the "Company" or "SRL") in connection with the solicitation of proxies by the board of directors (the "Board") and management of the Company for use at the annual general meeting to be held at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China on Thursday, December 29, 2022 at 10:00 a.m. (Hong Kong time) and any adjournment(s) or postponement(s) thereof (the "Meeting"), for the purposes set forth in the Notice of Annual General Meeting (the "Notice of Meeting"), which accompanies and is part of this proxy statement.

The information contained herein is given as of November 28, 2022, except as otherwise stated. Unless otherwise indicated, all references in this document to "$" and "dollars" are to Canadian dollars and all references to "US$" are to United States dollars.

References herein to "we", "us", "our", the "Company" or "SRL" are to the Company and its consolidated subsidiaries.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES AND CANADA

The Company is a company existing under the laws of the Cayman Islands. The solicitation of proxies pursuant to this proxy statement relates to securities of a Cayman Islands company and is being effected in accordance with applicable corporate laws in such jurisdiction.

The proxy solicitation rules under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended and under Canadian securities laws are not applicable to the Company or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Cayman Islands law may be different from such requirements under United States securities laws or Canadian securities laws, as applicable.

VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact, and such solicitation will be made without special compensation granted to the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy statement and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this proxy statement in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this proxy statement shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this proxy statement. This proxy statement does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

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Record Date

The Board has set the close of business (Hong Kong time) on November 22, 2022 as the record date (the "Record Date") for determining which Shareholders shall be entitled to receive notice of and to vote at the Meeting. Only Shareholders of record as of the Record Date ("Registered Shareholders") are entitled to receive notice of and to vote at the Meeting. Persons who acquire Common Shares after the Record Date will not be entitled to vote such Common Shares at the Meeting.

Appointment of Proxyholders

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the Record Date on the resolutions to be voted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Company.

A Registered Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy. A Registered Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy must be received by the Company, by mail or by hand, to the attention of Proxy Services c/o Computershare Investor Services, P.O. Box 505000, Louisville, Kentucky, USA 40233-5000, by 10:00 a.m. (Hong Kong time) on December 27, 2022 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment(s) or postponement(s) of the Meeting). Shareholders may also provide their voting instructions by telephone by calling toll free 1-800-652-VOTE (8683) or through the Internet at www.envisionreports.com/SRL. The time limit for the deposit of proxies may be waived by the Board at its discretion without notice.

A proxy may not be valid unless it is dated and signed by the Registered Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocability of Proxy

Any Registered Shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a form of proxy may be revoked by instrument in writing, including a form of proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney-in-fact duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney-in-fact thereof. The instrument revoking the form of proxy must be deposited at the same address where the original form of proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or adjournments thereof, or with the Chairman of the Meeting on the date of, but prior to the commencement of, the Meeting. A Registered Shareholder who has submitted a form of proxy may also revoke it by attending the Meeting in person (or if the Shareholder is a corporation, by a duly authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a Registered Shareholder present in person, whereupon such form of proxy shall be deemed to have been revoked.

Only Registered Shareholders have the right to revoke a form of proxy. Non-Registered Holders (as hereinafter defined) who wish to change their vote must, generally at least seven days before the Meeting, arrange for their respective Intermediaries (as hereinafter defined) to revoke the form of proxy on their behalf.

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Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions given in the form of proxy. If the Shareholder specifies a choice in the form of proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly.

If no choice is specified in the form of proxy with respect to a matter to be acted upon, the form of proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the Common Shares represented by the form of proxy in favour of each matter identified in the form of proxy, including the vote for the election of nominees to the Board and for the appointment of the independent auditors of the Company.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this proxy statement, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are "non-registered" Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the Common Shares (an "Intermediary") (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or the Depository Trust & Clearing Corporation) of which an Intermediary is a participant. The Company has distributed copies of the Notice of Meeting, this proxy statement and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of a one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

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In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, issuers can obtain a list of their NOBOs from Intermediaries in order to distribute proxy-related materials directly to NOBOs.

These securityholder materials are being sent to both Registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding such securities on your behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at November 22, 2022, being the Record Date, there were a total of 14,822,251 Common Shares issued and outstanding. Each Common Share entitles the holder thereof to one vote at the Meeting. The following table sets forth, as of the date hereof, to the best of the Company's knowledge and based solely upon publicly available records and filings, the only persons or companies which beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the votes attached to the issued and outstanding Common Shares as of the date hereof:

Name	Amount Owned(1)	Percentage of Common Shares(1)
Peter Kellogg, group(2)	5,293,276	35.7%
Lloyd Miller, III(3)	1,842,087	12.4%

Notes:

(1)	Based on 14,822,251 Common Shares issued and outstanding on November 22, 2022.

(2)	As disclosed in a Schedule 13D/A dated July 17, 2022, Mr. Kellogg beneficially owns an aggregate of 5,293,276 Common Shares over which Mr. Kellogg has sole dispositive and voting power. Such Schedule 13D/A filing further disclosed the following reporting person or related party purchases of Common Shares in the 60 days prior to the date of the filing: (i) 200,000 Common Shares purchased by Cynthia Kellogg, Mr. Kellogg's wife, and (ii) 200,000 Common Shares purchased by IAT Reinsurance Company Ltd.

(3)	Based on a Schedule 13G/A filed on February 7, 2022 by Mr. Neil Subin. As disclosed in such filing, Neil Subin succeeded to the position of President and Manager of Milfam, LLC which serves as manager, general partner or investment advisor of a number of entities formerly managed by the late Lloyd Miller, III. He also serves as trustee of a number of Miller family trusts.

ELECTION OF DIRECTORS

Shareholders will be called upon to elect seven directors of the Company by ordinary resolution. The Board has selected Michael J. Smith, Samuel Morrow, Indrajit Chatterjee, Jochen Dümler, Friedrich Hondl, Silke Stenger and Dr. Shuming Zhao as its nominees.

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Nominees

The following table sets forth information regarding the nominees for election at the Meeting as directors of the Company:

Name, Place of Residence and Present Position with the Company	Principal Occupation, Business or Employment	Director Since	Approximate Number of Common Shares Beneficially Owned, Directly or Indirectly, as of the Date Hereof	Approximate Number of Common Shares Underlying Unexercised Options Beneficially Owned, Directly or Indirectly, as of the Date Hereof
Michael J. Smith Hong Kong SAR, China Executive Chairman and Director	Mr. Smith is the Executive Chairman and a director of the Company. He was previously the President and Chief Executive Officer of the Company from June 2017 to May 1, 2021. Mr. Smith has served as a director and in executive positions of various publicly traded and private companies. Mr. Smith has experience in corporate finance and restructuring.	2017	128,393	14,715
Samuel Morrow(4) Massachusetts, USA President, Chief Executive Officer and Chief Financial Officer and Director	Mr. Morrow is the Chief Financial Officer of the Company since 2017, and the President and Chief Executive Officer of the Company since May 2021. Mr. Morrow has also served as a director of the Company since May 2021. Mr. Morrow is a Chartered Financial Analyst. Prior thereto, Mr. Morrow was previously Vice President of Tanaka Capital Management and Treasurer, Chief Financial Officer and Chief Operating Officer of the Tanaka Growth Fund.	2021	9,888	541,512
Indrajit Chatterjee(1)(2) Gurugram, Haryana, India Director	Mr. Chatterjee is a retired businessman and formerly was responsible for marketing with the Transportation Systems Division of General Electric for India. Mr. Chatterjee is experienced in dealing with Indian governmental issues. He is an Executive Committee member of the Indian National Trust for Art and Cultural Heritage, which was founded in 1984 in New Delhi with the vision to spearhead heritage awareness and conservation in India.	2017	Nil	54,150
Jochen Dümler(1)(3)(4) Washington, D.C., USA Director	Mr. Dümler was the President and Chief Executive Officer of Euler Hermes North America from 2010 to 2015. From 2002 to 2010, Mr. Dümler was a member of the Board of Management of Euler Hermes Kreditversicherung AG and from 1995 to 2002, he was a member of the Board of Management of PRISMA Kreditversicherung AG. Mr. Dümler is a member of the German-American Chamber of Commerce (New York City), a member of the German Executive Roundtable (Washington, D.C.) and a board member of the German-American Partnership Program.	2017	Nil	54,150

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Name, Place of Residence and Present Position with the Company	Principal Occupation, Business or Employment	Director Since	Approximate Number of Common Shares Beneficially Owned, Directly or Indirectly, as of the Date Hereof	Approximate Number of Common Shares Underlying Unexercised Options Beneficially Owned, Directly or Indirectly, as of the Date Hereof
Friedrich Hondl(3)(4) Vienna, Austria Director	Mr. Hondl has over 30 years of management experience in the European banking industry and has held several management positions with international banks, including Erste Group Bank, UniCredit and Deutsche Bank, where he was responsible for the international relationship business. Since 2018, he has been the Managing Partner of AMM Prime Management GmbH. From 2013 to 2015, he was the head of Erste Group Bank AG's Large Corporate International Division and from 2009 to 2012 he was the head of International Corporate Relationship Management of UniCredit Bank Austria AG. He also served as chairman of the supervisory board of Intermarket Bank AG from 2014 to 2015 and from 2010 to 2012 was a member of the supervisory board of Oesterreichische Kontrollbank AG (OeKB). OeKB acts as Austria's Export Credit Agency (ECA) on behalf of the Austrian government and specifically the Federal Ministry of Finance. It is a public and a private export insurer and financial institution. Within this group is the Austrian development bank. As an ECA, OeKB supports corporations financially in their export businesses and protects the business activities of Austrian companies abroad by means of export guarantees, investment guarantees and loan guarantees. Mr. Hondl has also served as a board member of a private foundation since 2007.	2017	2,353	54,150
Silke S. Stenger(1)(2)(3) Hesse, Germany Director	Ms. Stenger is an independent business consultant and business coach, with experience in the automotive, plant engineering and cement, franchising and consulting industries. She was formerly the vice chairperson of KHD Humboldt Wedag International AG. Ms. Stenger was the Chief Financial Officer of Management One Human Capital Consultants Limited and Head of Investor Relations and authorized representative (Prokurist) with Koidl & Cie Holding AG. She holds a Masters of Science in Industrial and Communications Psychology from FHWien University of Applied Sciences of WKW in Vienna, Austria and is a certified controller (German Chamber of Commerce IHK) and IFRS accountant, specializing in corporate governance and Sarbanes-Oxley Act of 2002 compliance. Furthermore, she is a business coach by training.	2017	Nil	54,150

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Name, Place of Residence and Present Position with the Company	Principal Occupation, Business or Employment	Director Since	Approximate Number of Common Shares Beneficially Owned, Directly or Indirectly, as of the Date Hereof	Approximate Number of Common Shares Underlying Unexercised Options Beneficially Owned, Directly or Indirectly, as of the Date Hereof
Dr. Shuming Zhao(1)(2)(3) Jiangsu, China Director	Dr. Zhao is a Senior Distinguished Professor and Honorary Dean of the School of Business at Nanjing University, the People's Republic of China. He was appointed as Dean of Nanjing University Xingzhi College in 2020. He serves as President of the International Association of Chinese Management Research (IACMR, Third Term), Vice President of the Chinese Academy of Management, President for Jiangsu Provincial Association of Human Resource Management, and Vice President of Jiangsu Provincial Association of Professional Managers. Since 1994, Dr. Zhao has acted as management consultant for several Chinese and international firms. Dr. Zhao is also a director of Daqo New Energy Corp. (China) and JSTI Group (China) Ltd. Dr. Zhao has successfully organized and held nine international symposia on multinational business management. Since 1997, Dr. Zhao has been a visiting professor at the Marshall School of Business, University of Southern California, USA, the College of Business, University of Missouri-St. Louis, USA, Drucker Graduate School of Management, Claremont Graduate University, USA and Honorary Professor of SolBridge International School of Business, South Korea. Dr. Zhao has lectured in countries including the United States, Canada, Japan, Singapore, South Korea, the United Kingdom, Germany, the Netherlands, Portugal and Australia.	2017	Nil	54,150

Notes:

(1)	Member of the Compensation Committee.

(2)	Member of the Nominating and Corporate Governance Committee.

(3)	Member of the Audit Committee.

(4)	Member of the Risk Management Committee.

While management does not contemplate that any of the nominees will be unable to serve as a director, if, prior to the Meeting, a nominee is unable to stand for re-election as a director for any reason, the Designated Persons shall have the discretionary authority to vote for the election of any other person or persons as a director.

At the Meeting, Shareholders will be asked to pass an ordinary resolution to elect Michael J. Smith, Samuel Morrow, Indrajit Chatterjee, Jochen Dümler, Friedrich Hondl, Silke Stenger and Dr. Shuming Zhao as directors of the Company to serve a one-year term expiring at the next annual general meeting of the Company.

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Pursuant to the amended and restated memorandum and articles of association of the Company, any additional director nominations for the Meeting must be received by the Company in compliance with any advance notice policy of the Company approved by the Board from time to time. As at the date hereof, no such nominations have been received by the Company.

APPOINTMENT AND REMUNERATION OF AUDITORS

Management of the Company intends to recommend at the Meeting that Shareholders vote for the appointment of Smythe LLP as auditors of the Company for the fiscal year ending December 31, 2022, and to authorize the directors to fix their remuneration for the ensuing year. Even if the appointment is ratified, the Board, in its discretion, may direct the appointment of different independent auditors at any time during the year if the Board determines that such a change would be in the Company's and its Shareholders' best interests. Smythe LLP was first appointed as auditors of the Company on December 21, 2020.

Management of the Company recommends that Shareholders vote in favor of the ratification of the appointment of Smythe LLP as auditors of the Company for the fiscal year ending December 31, 2022 and to authorize the directors to fix Smythe LLP's remuneration for the ensuing year. Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the appointment of Smythe LLP as auditors of the Company for the fiscal year ending December 31, 2022 at a remuneration to be fixed by the Board.

STATEMENT OF EXECUTIVE COMPENSATION

General

The following is a summary of annual compensation for services in all capacities to the Company and its subsidiaries for the most recently completed financial year in respect of the individuals comprised of any persons who acted as either the Chief Executive Officer or the Chief Financial Officer of the Company for any part of such year, and each of the other three most highly compensated executive officers of the Company, if any, whose total compensation for the most recently completed financial year exceeded $150,000 (the "NEOs").

Compensation Discussion and Analysis

In determining executive compensation, the Compensation Committee aims to encourage and reward performance in order to maintain the position of the Company in a highly competitive environment. The Compensation Committee endeavours to ensure that the Company's compensation policies:

•	attract and retain highly qualified and experienced executives and managers as well as align the compensation level of each executive to that executive's level of responsibility;

•	recognize and reward contributions to the success of the Company as measured by the accomplishment of specific performance objectives; and

•	ensure that a significant proportion of compensation is at risk and directly linked to the success of the Company.

The Compensation Committee believes that compensation packages for the Company's executives must be designed to attract and retain executives critical to the success of the Company, ensure that executive compensation is linked to both individual and corporate performance and focus executives on business factors that impact shareholder value. The Compensation Committee also considers the recommendations of the Chief Executive Officer for executives other than the Chief Financial Officer, and relies on Board discussions in its analysis and recommendations. Compensation for NEOs generally consists of: (i) base salary; (ii) annual incentive bonus; (iii) long term equity incentives granted on a discretionary basis under the Company's Amended and Restated 2017 Equity Incentive Plan (the "Incentive Plan"); and (iv) customary perquisites and other executive benefits.

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Base Salary

Base salary reflects annual compensation received by an executive for the position he or she holds and the role he or she performs within the Company. The objective of the base salary, consistent with market practice, is to provide a portion of compensation as a fixed cash amount. Base salaries are intended to attract and retain talented executives and to reflect the skill and level of responsibility of an executive, taking into account market conditions and salaries paid by the Company's competitors. Base salaries are targeted at median market values and balanced with relative roles and responsibilities within the Company. The relative base salary of executive officers reflects their experience, the accountability of their respective roles and the incumbent's performance in such roles. Base salaries are benchmarked internally against similar roles and are then adjusted depending on an NEO's past performance, experience, individual qualifications, promotion or other change in responsibilities and expected future contributions to the Company.

Annual Incentive Bonuses

The Company's annual incentive bonuses are designed to reinforce the Company's business strategy, as approved by the Board. The objective of awarding annual performance incentives is to provide a component of compensation that rewards near term performance results of the Company as a whole. Such incentives focus attention on the achievement of short term profitability with lesser emphasis on revenues. The annual incentive bonuses provide executives with the opportunity to earn cash incentives based on the achievement of individual performance objectives. Awards vary as a percentage of base salary and incentive targets for all levels are reviewed periodically to ensure ongoing market competitiveness. Performance objectives are based on the Company's business plan for the fiscal year, as approved by the Board, and are intended to be challenging but achievable.

Annual incentive bonuses are an important component of the total compensation that may be received by an NEO, primarily because they provide the NEO with the potential to receive an annual financial reward based on the achievement of specific goals. Annual incentive bonuses are designed to achieve three important objectives:

•	to motivate and reward eligible executives who contribute to successfully achieving Company goals;

•	to provide executives with a competitive total compensation package; and

•	to attract and retain talented executives.

Long-Term Equity Incentives

Long-term equity incentives are awarded pursuant to the Incentive Plan. The purpose of the Incentive Plan is to promote the long-term success of the Company and the creation of shareholder value by encouraging the attraction and retention of employees and non-employee directors with exceptional qualifications, encouraging them to focus on the critical long-range objectives of the Company and linking their interests directly to shareholder interests through increased share ownership. The Incentive Plan is intended to achieve this purpose by providing for awards to participants in the form of restricted shares, restricted stock units, performance shares, performance share units, options and/or stock appreciation rights. The Company believes it is important to have flexibility to grant various types of equity awards to its employees so that it can react appropriately to the changing environment.

Long-term equity incentives aim to align pay for performance, as any declines in share price have a negative impact on executive pay, while increases have a positive impact. Such incentives also aim to mitigate against achieving short-term benefits at the expense of long-term sustainability and shareholder value.

Perquisites and Other Executive Benefits

Perquisites and other executive benefits are structured to be within a reasonably competitive range relating to comparable companies. Perquisites and other executive benefits generally include: (i) medical and health benefits, including periodic physical consultations, dental and pharmaceutical benefits; (ii) automobile benefits, including the lease of a vehicle along with maintenance costs thereon; and/or (iii) housing benefits. The value of perquisites and other executive benefits received by each NEO is included in the "All Other Compensation" column of the Summary Compensation Table below.

Risk Management

The Company has taken steps to ensure its executive compensation program does not incent risk outside the Company's risk appetite. Some of the risk management initiatives currently employed by the Company are as follows:

•	appointing a Compensation Committee comprised entirely of independent directors to oversee the executive compensation program; and

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•	use of discretion in adjusting bonus payments (if any) up or down as the Compensation Committee deems appropriate and recommends.

The Board and the Compensation Committee have discussed and assessed risk related to the Company's compensation policies and practices and are of the view that, when looked at in their totality, the Company's compensation policies and practices do not incentivize risk taking outside the Company's risk appetite. The Company does not have any formal policy respecting the purchase by an NEO or a director of financial instruments.

Compensation Governance

The Company has a Compensation Committee, comprised entirely of independent directors, being Silke S. Stenger, Indrajit Chatterjee, Jochen Dümler and Dr. Shuming Zhao. The Compensation Committee is responsible for, among other things, developing the Company's approach to executive compensation and periodically reviewing the compensation of the directors. The Compensation Committee reviews and approves annual salaries, bonuses and other forms and items of compensation for the Company's senior officers and employees. Except for plans that are, in accordance with their terms or as required by law, administered by the Board or another particularly designated group, the Compensation Committee also administers and implements the Incentive Plan and all other stock-based and equity-based benefit plans (including performance-based plans) of the Company, recommends changes or additions to those plans and reports to the Board on compensation matters. The Board adopted the charter for the Compensation Committee dated December 18, 2021, a copy of which is available online at SRL's website at www.scullyroyalty.com. The responsibilities, powers and operation of the Compensation Committee are detailed in the Compensation Committee's charter.

The members of the Compensation Committee have direct experience relevant to executive compensation from their broad business experience and are well-versed in executive compensation matters. The members similarly bring a wide range of skills and experience that helps them make decisions in respect of the Company's compensation policies and practices and assess performance on both an individual and an organizational level. These skills and experiences include, but are not limited to: industry knowledge; operational experience; financial knowledge; and international business experience.

Option- and Share-Based Awards

Pursuant to the terms of the Incentive Plan, the Board currently administers and implements the Incentive Plan and recommends changes or additions thereto. The Compensation Committee assists the Board in these respects. The Board determines all option- and share-based awards to be granted pursuant to the Incentive Plan and any special terms, including any exercise price or vesting provisions applicable thereto. When determining whether to grant new option- or share-based awards to executive officers, the Board takes into account previous grants of such awards.

For a summary of the material provisions of the Incentive Plan, please refer to the section of this proxy statement entitled "Securities Authorized for Issuance under Equity Compensation Plans".

Summary Compensation Table

During the fiscal year ended December 31, 2021, the Company paid an aggregate of approximately $2.1 million in cash compensation to its directors and officers, excluding directors' fees. The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2021 to our NEOs.

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SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards ($)	Non-equity Incentive Compensation Plan Compensation ($)(1)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- term Incentive Plans
Michael J. Smith Executive Chairman and Director(2)	2021	448,899 (3)	-	-	-	-	-	275,814(4)	724,713
Samuel Morrow President, Chief Executive Officer, Chief Financial Officer and Director(5)	2021	457,594	-	762,826	-	-	80,000(6)	105,730(7)	1,406,156

Notes:

(1)	All awards under SRL's non-equity incentive compensation plans are paid during the financial year they were earned.

(2)	On May 1, 2021, Mr. Smith resigned as President and Chief Executive Officer of the Company.

(3)	Consists of net pay.

(4)	Consists of housing allowances and expenses.

(5)	On May 1, 2021, Mr. Morrow was appointed as President, Chief Executive Officer and a director of the Company, replacing Mr. Smith, who continued as the Executive Chairman and as a director.

(6)	Consists of 401(K) benefit plan.

(7)	Consists of medical and other customary perquisites.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards for NEOs

The following table states the name of each NEO, the number of options available for exercise, the option exercise price and the expiration date for each option. As at December 31, 2021 the value of "in-the-money" unexercised options held by the NEOs was US$121,192.

Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price (US$)	Option Expiration Date (dd/mm/yyyy)	Value of Unexercised In-the- Money Options (US$)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- based Awards That Have Not Vested (US$)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed (US$)
Michael J. Smith Executive Chairman and Director(2)	14,715	7.44	01/12/2027	20,895	Nil	Nil	Nil
Samuel Morrow President, Chief Executive Officer, Chief Financial Officer and Director(3)	70,632 470,880	7.44 11.17	01/12/2027 05/04/2031	100,297 Nil	Nil Nil	Nil Nil	Nil Nil

Notes:

(1)	Figures are as at December 31, 2021.

(2)	On May 1, 2021, Mr. Smith resigned as President and Chief Executive Officer of the Company.

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(3)	On May 1, 2021, Mr. Morrow was appointed as President, Chief Executive Officer and a director of the Company, replacing Mr. Smith, who continued as the Executive Chairman and as a director.

Incentive Plan Awards – Value Vested or Earned During the Year for NEOs

The table below discloses the aggregate dollar value that would have been realized by an NEO if options under option-based awards had been exercised on the vesting-date, as well as the aggregate dollar value realized upon vesting of share-based awards by an NEO.

Name	Option-based Awards – Value Vested During the Year ($)(1)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Michael J. Smith Executive Chairman and Director(2)	Nil	Nil	Nil
Samuel Morrow President, Chief Executive Officer, Chief Financial Officer and Director(3)	Nil	Nil	Nil

Notes:

(1)	The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the New York Stock Exchange and the exercise price on such vesting date.

(2)	On May 1, 2021, Mr. Smith resigned as President and Chief Executive Officer of the Company.

(3)	On May 1, 2021, Mr. Morrow was appointed as President, Chief Executive Officer and a director of the Company, replacing Mr. Smith, who continued as the Executive Chairman and as a director.

Narrative Discussion

Pension Plan Benefits

As at December 31, 2021, the Company did not have any defined benefit, defined contribution or deferred compensation plans for any of its NEOs other than a 401(K) benefit plan for the Company's Chief Executive Officer.

Employment Agreements

Samuel Morrow

Samuel Morrow, the Company’s President, Chief Executive Officer and Chief Financial Officer, and a company controlled by him have entered into respective agreements with Merkanti Holding plc (the "Subsidiary"), each effective July 10, 2021. Pursuant to the agreements, Mr. Morrow and the company controlled by him receive an aggregate annual salary and fees of US$365,000 (subject to annual review) an annual discretionary bonus and customary perquisites. If the agreements are terminated, other than for just cause or by Mr. Morrow or the company controlled by Mr.  Morrow for good reason, Mr. Morrow is entitled to a severance payment, payable in twenty equal monthly instalments, equal to of the sum of (i) the current annual base salary or fees paid to him and the company controlled by him; and (ii) the higher of (A) his current bonus and (B) the average bonus received by him in the three years prior to termination. Assuming these agreements are terminated by the Company other than for just cause or by Mr. Morrow or the company controlled by Mr. Morrow for good reason, effective December 31, 2021, the Company would have been required to make a severance payment to Mr. Morrow in the aggregate amount of US$608,000 under such agreements. If these agreements are terminated by the Company other than for just cause or by Mr. Morrow or the company controlled by Mr. Morrow for good reason in contemplation of, or within six months of, a change of control, he would have been entitled to a lump sum cash payment equal to two and a half times the sum of (i) the current annual base salary and fees paid to him and the company controlled by him; and (ii) the average bonus received by him in the three years prior to termination. Assuming these agreements are terminated by the Company other than for just cause or by Mr. Morrow or the company controlled by Mr. Morrow for good reason in contemplation of, or within six months of, a change of control, effective December 31, 2021, the Company would have been required to make a lump sum cash payment to Mr. Morrow in the aggregate amount of US$912,500 under such agreements.

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For the purposes of the agreements, a "Change of Control" includes any of the following events: (a) a person acquiring, directly or indirectly, ownership or control of shares of the Company or the Subsidiary  that, together with the shares held by such person or group, constitutes more than 50% of the total voting power of such entity's outstanding shares; a change in the composition of the board of directors of the Company or the Subsidiary occurring within a two-year period prior to such change, as a result of which fewer than a majority of the directors of such board are Incumbent Directors. "Incumbent Directors" shall mean directors who are either: (a) directors of the Company or the Subsidiary, as the case may be, as of the effective date of such agreement; or (b) elected, or nominated for election, to the board of directors of the Company or the Subsidiary with the affirmative votes of at least a majority of the directors of the applicable entity who had been directors of such entity two (2) years prior to such change and who were still in office at the time of such election or nomination, provided that any director of the Company whose appointment is otherwise approved by the Incumbent Directors of the Company shall be deemed to be an Incumbent Director of the Company at all times; (iii) the solicitation of a dissident proxy, or any proxy not approved by the Incumbent Directors of the Company or the Subsidiary, the purpose of which is to change the composition of the board of directors of the Company or the Subsidiary with the result, or potential result, that fewer than a majority of the directors of the Company or the Subsidiary will be Incumbent Directors; (iv) the consummation of a merger, amalgamation or consolidation of the Company or the Subsidiary with or into another entity or any other corporate reorganization if more than 50% of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, amalgamation, consolidation or reorganization are owned by persons who were not shareholders of such entity immediately prior to the merger, amalgamation, consolidation or reorganization; (v) the consummation of a sale, transfer or disposition by the Company or the Subsidiary of all or substantially all of its assets; (vi) the commencement by an entity, person or group (other than the Company or a wholly-owned subsidiary of the Company) of a tender offer, exchange offer, take-over bid or any other offer or bid for more than 20% of the outstanding voting securities of the Company or the Subsidiary; (vii) the commencement of any proceeding by or against the Company or the Subsidiary seeking to adjudicate it as bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of such entity or its debts, under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or for the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property; or (viii) the approval by the shareholders of the Company or the Subsidiary of a plan of complete liquidation or dissolution of such entity.

Director Compensation

The following table provides a summary of compensation, consisting wholly of directors' fees, paid by the Company during the fiscal year ended December 31, 2021 to the directors.

DIRECTOR COMPENSATION TABLE(1)(2)
Name	Fees Earned ($)	Share- based Awards ($)	Option- based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Dr. Shuming Zhao	94,175	64,839	-	-	-	-	159,014
Indrajit Chatterjee	87,811	64,839	-	-	-	-	152,650
Silke S. Stenger	183,872	64,839	-	-	-	-	248,711
Friedrich Hondl	185,721	64,839	-	-	-	-	250,560
Jochen Dümler	107,362	64,839	-	-	-	-	172,201

Note:

(1)	Compensation provided to the Company's Chairman, President and Chief Executive Officer, Michael Smith in such capacity is disclosed in the table above under the heading "Summary Compensation Table".

(2)	Compensation provided to the Company's Deputy Chief Executive Officer and Chief Financial Officer, Samuel Morrow in such capacity is disclosed in the table above under the heading "Summary Compensation Table".

Narrative Discussion

A total of $0.7 million (excluding non-cash option-based awards and amounts paid as executive compensation to executive directors) was paid to directors of the Company for services rendered as directors or for committee participation or assignments, during the most recently completed financial year. The Company's non-executive directors are each paid an annual fee of US$25,000 and US$2,500 for each directors' meeting attended as well as additional fees, as applicable, for their respective participation on the Audit, Nominating and Corporate Governance and Compensation Committees.

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Incentive Plan Compensation for Directors

Outstanding Share-based Awards and Option-based Awards for Directors

The following table states the name of each director, the number of options available for exercise, the option exercise price and the expiration date for each option. As at December 31, 2021 the value of "in-the-money" unexercised options held by the directors was US$100,295.

Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price (US$)	Option Expiration Date (dd/mm/yyyy)	Value of Unexercised In-the- money Options (US$)	Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested (US$)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed (US$)
Dr. Shuming Zhao	14,126 40,024	7.44 11.17	01/12/2027 05/04/2031	20,059 Nil	Nil Nil	Nil Nil	Nil Nil
Indrajit Chatterjee	14,126 40,024	7.44 11.17	01/12/2027 05/04/2031	20,059 Nil	Nil Nil	Nil Nil	Nil Nil
Silke S. Stenger	14,126 40,024	7.44 11.17	01/12/2027 05/04/2031	20,059 Nil	Nil Nil	Nil Nil	Nil Nil
Friedrich Hondl	14,126 40,024	7.44 11.17	01/12/2027 05/04/2031	20,059 Nil	Nil Nil	Nil Nil	Nil Nil
Jochen Dümler	14,126 40,024	7.44 11.17	01/12/2027 05/04/2031	20,059 Nil	Nil Nil	Nil Nil	Nil Nil

Note:

(1)	Figures are as at December 31, 2021.

Incentive Plan Awards – Value Vested or Earned During the Year for Directors

The table below discloses the aggregate dollar value that would have been realized by each director if options under option-based awards had been exercised on the vesting-date, as well as the aggregate dollar value realized upon vesting of share-based awards by each director.

Name	Option-based Awards – Value Vested During the Year ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Dr. Shuming Zhao	Nil	Nil	Nil
Indrajit Chatterjee	Nil	Nil	Nil
Silke S. Stenger	Nil	Nil	Nil
Friedrich Hondl	Nil	Nil	Nil
Jochen Dümler	Nil	Nil	Nil

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Incentive Plan

Background

The Incentive Plan was adopted by the Company on July 14, 2017 and an amendment thereto was approved by Shareholders on December 29, 2021. The Incentive Plan permits the grant of options, restricted stock rights, restricted stock, performance shares, performance share units and stock appreciation rights ("Awards").

The Incentive Plan was adopted pursuant to the plan of arrangement dated effective July 14, 2017, pursuant to which, among other things, Shareholders received the Company's Common Shares in exchange for the shares of the former parent company of the Company's group. At such time, the Incentive Plan was adopted on substantially similar terms as the former parent company of the group's 2014 Equity Incentive Plan, which was approved by such entity's shareholders in 2014. On December 29, 2021, Shareholders approved of an increase in the number of Common Shares subject to Awards under the Incentive Plan to 2,239,027. Other than as set forth herein, there has been no other increase in the number of Common Shares available for Awards under the Incentive Plan since its adoption in 2017.

Pursuant to the terms of the Incentive Plan, the Board administers and implements the Incentive Plan and recommends changes or additions thereto. The Company's Compensation Committee assists the Board in these respects. The Board determines all Awards to be granted pursuant to the Incentive Plan and any special terms, including any exercise price or vesting provisions applicable thereto. When determining whether to grant new Awards to executive officers, the Board takes into account previous grants of such Awards.

Summary of the Incentive Plan

Purpose

The purpose of the Incentive Plan is to promote the long-term success of the Company and the creation of shareholder value by encouraging the attraction and retention of employees and non-employee directors with exceptional qualifications, encouraging them to focus on the critical long-range objectives of the Company and linking their interests directly to shareholder interests through increased share ownership. The Incentive Plan is intended to achieve this purpose by making a material portion of their incentive compensation dependent upon the achievement of strategic, financial and operative objectives critical to increasing shareholder value. The Incentive Plan is intended to achieve this purpose by providing for awards to participants in the form of restricted stock, restricted stock units, performance shares, performance share units, options and/or stock appreciation rights. The Company believes it is important to have flexibility to grant various types of equity awards to its employees so that it can react appropriately to the changing environment.

Long-term equity incentives aim to align pay for performance, as any declines in share price have a negative impact on executive pay, while increases have a positive impact. Such incentives also aim to mitigate against achieving short-term benefits at the expense of long-term sustainability and shareholder value.

Eligibility

Awards granted under the Incentive Plan may be made only to employees, officers, non-employee directors or consultants to the Company or any affiliates.

Shares Subject to the Incentive Plan

Subject to adjustment for changes in capitalization, the total number of Common Shares subject to all Awards under the Incentive Plan is equal to 2,239,027 Common Shares, which includes 20,000 Common Shares that have been previously issued under prior Awards and are not available for future Awards. A total of 213,654 Common Shares is available for future Awards under the Incentive Plan and 2,001,826 Common Shares are subject to existing Awards that are outstanding. The outstanding Awards solely consist of options, each exercisable for the purchase of one Common Share at an exercise price of $7.44 per share, after taking into account adjustments made as a result of certain stock dividends granted in 2021 (previously $8.76 on a pre-adjustment basis) or $11.17 per share (as applicable), expiration dates ten years after issuance.

The maximum number of Common Shares which may be issued as incentive stock options (being stock options intended to meet the requirements of an "incentive stock option" under the U.S. Internal Revenue Code of 1986) under the Incentive Plan is limited to 400,000. Further, the maximum number of Common Shares that may be granted to any one participant in the Incentive Plan, who is a Covered Employee (as defined in the Incentive Plan) during the fiscal year where such participant's employment commences, is 425,000 and 400,000 for all other fiscal years.

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In addition, the aggregate fair value of Awards granted to any one non-employee director cannot exceed $100,000 in any one year, and the aggregate number of securities issuable to all non-employee directors cannot exceed 1% of the Company's issued and outstanding Common Shares.

Types of Awards

The Incentive Plan allows the Company to grant the following types of Awards: options, restricted stock rights, restricted stock, performance shares, performance share units and share appreciation rights.

Adjustment to Capitalization

In the event of any change in the outstanding Common Shares by reason of a recapitalization, merger, consolidation, combination, reorganization, exchange of shares or other similar corporate change, the aggregate number of Common Shares available under the Incentive Plan and subject to each outstanding Award, and its stated exercise price or the basis upon which the Award is measured, shall be adjusted appropriately.

Change in Control Provisions

The Incentive Plan contains a "double trigger" change in control provision whereby plan participants who are employees or officers of, or consultants to, the Company only receive benefits in connection with a change in control when either their employment or service terminates due to their discharge without cause or resignation with good reason.

Forfeiture Provisions

The Company will specify in an Award agreement that a participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation or forfeiture upon the occurrence of specified events, such as termination of employment for cause, a violation of company policies, fraud or a breach of a non-competition or confidentiality restrictive covenant.

Award Repricing

The Incentive Plan explicitly prohibits the repricing of options.

Transferability

According to the Incentive Plan, with limited exceptions, no Award may be sold, transferred, pledged or assigned unless otherwise determined by the Company.

Amendment, Modification and Termination

The Board may at any time terminate, amend or modify the Incentive Plan, provided that such action be subject to approval by shareholders when required by law, regulation, any stock exchange rule for any exchange on which the Common Shares are listed or the terms of the Incentive Plan. Additionally, no amendment, modification or termination of the Incentive Plan or any Award under the Incentive Plan shall in any manner adversely affect any Award previously granted without the consent of the holder thereof.

Specifically, the Incentive Plan mandates that the Board may not, without the approval of shareholders: (a) reduce the purchase price or exercise price of any outstanding Award, including any option or share appreciation right; (b) extend the expiry date of any outstanding option or share appreciation right, except as expressly permitted by the Incentive Plan; (c) increase the number of Common Shares available under the Incentive Plan (other than any adjustment as a result of a recapitalization); (d) grant options with an exercise price that is below Fair Market Value (as defined in the Incentive Plan) on the grant date; (e) amend the Incentive Plan to remove or to exceed the participation limits set forth in the Incentive Plan; or (f) cancel any option or share appreciation right in exchange for cash or any other Award or in exchange for any option or stock appreciation right with an exercise price that is less than the exercise price of the original option or share appreciation right.

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Tax Withholding

The Company has the power to withhold or require a participant to remit to the Company an amount sufficient to satisfy all withholding tax requirements on any Award under the Incentive Plan.

No Shareholders Rights

No Award gives the participant any of the rights of a shareholder unless and until Common Shares are in fact issued to such person in connection with such Award.

CORPORATE GOVERNANCE

The following is a summary of selected governance matters relating to the Company. Copies of the Company's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee charters are available online at SRL's website at www.scullyroyalty.com.

1.	Board of Directors

(a)	Indrajit Chatterjee, Dr. Shuming Zhao, Silke S. Stenger, Friedrich Hondl and Jochen Dümler are independent directors of the Company.

(b)	Michael J. Smith is the executive chairman of the Company, and Samuel Morrow is an executive officer of the Company, and are therefore not independent directors.

(c)	A majority of the Company's directors are independent.

(d)	The following directors are also directors of other reporting issuers (or the equivalent in a foreign jurisdiction), as identified next to his or her name:

Director	Reporting Issuers or Equivalent in a Foreign Jurisdiction
Samuel Morrow	Merkanti Holding plc
Dr. Shuming Zhao	Daqo New Energy Corp. JSTI Group (China) Ltd.
Silke Stenger	Merkanti Holding plc

(e)	The independent directors of the Company hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. During fiscal 2021 (the Company's most recently completed financial year), the independent directors held four meetings at which non-independent directors and members of management were not in attendance. In addition, the Board holds frequent meetings and has open communication in order to facilitate open and candid discussion among its independent directors.

(f)	The Board is satisfied that the autonomy of the Board and its ability to function independently of management are protected through measures such as the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee being composed of all independent directors and each committee being chaired by an independent director. In addition, in order to provide leadership for its independent directors, the Board encourages its independent members to discuss matters separate from the non-independent Board members and to seek the advice of financial, legal or other consultants when necessary.

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(g)	The following table shows the attendance record of each director for all Board meetings held by the Company during fiscal 2021:

Director	Board Meetings Attended	% of Board Meetings Attended
Michael J. Smith	4	100%
Samuel Morrow	4	100%
Dr. Shuming Zhao	4	100%
Indrajit Chatterjee	4	100%
Friedrich Hondl	4	100%
Jochen Dümler	4	100%
Silke S. Stenger	4	100%

2.	Board Mandate

The Board's primary responsibilities are to supervise the management of SRL, to establish an appropriate corporate governance system and to set a tone of high professional and ethical standards. The Board is also responsible for:

•	selecting and assessing members of the Board;

•	choosing, assessing and compensating the Chief Executive Officer of SRL, approving the compensation of all executive officers and ensuring that an orderly management succession plan exists;

•	reviewing and approving SRL's strategic plan, operating plan, capital budget and financial goals, and reviewing its performance against those plans;

•	adopting a code of conduct and a disclosure policy for SRL, and monitoring performance against those policies;

•	ensuring the integrity of SRL's internal control and management information systems;

•	approving SRL's financial statements and related public disclosures prior to such disclosure;

•	approving any major changes to SRL's capital structure, including significant investments or financing arrangements; and

•	reviewing and approving any other issues which, in the view of the Board or management, may require Board scrutiny.

Directors are expected to attend Board meetings and meetings of the committees on which they serve and to spend the time needed and meet as frequently as necessary to properly discharge their duties and responsibilities.

It shall be the policy of the Board that a majority of the members of the Board, and all of the members of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee, shall meet the independence requirements of applicable law and the rules of the Securities and Exchange Commission, including the independence requirements of the Sarbanes-Oxley Act of 2002, the applicable Canadian securities commissions and the New York Stock Exchange in effect from time to time (subject to any exceptions allowed by such rules and any waivers granted by such authorities).

3.	Committee Chair Position Descriptions

Chairman of the Nominating and Corporate Governance Committee

The Board has developed and approved the following position description for the Chairman of the Nominating and Corporate Governance Committee:

Position: Chairman of the Nominating and Corporate Governance Committee

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Reports to: the Board

General Accountability

The Chairman of the Nominating and Corporate Governance Committee reports to the Board. The Chairman, working with the committee and outside advisors as necessary, ensures that the Nominating and Corporate Governance Committee mandate is met, especially with regards to the appropriate tone from the top, governance processes, regulatory compliance and succession planning.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its charter.

Nature and Scope

The Chairman performs the following functions:

•	manages the process of the committee, its efficiency during meetings and helps ensure that the committee discharges the responsibilities in its mandate;

•	sets and approves the agenda of each meeting;

•	through outside counsel and other assistance, remains informed on any issues that may arise to affect SRL's compliance policies and practices;

•	assists in monitoring compliance with SRL's stated policies and procedures regarding governance;

•	ensures that all members of the committee have a full opportunity to participate and to actively question management and any outside experts as necessary, to ensure that the committee mandate regarding appropriate governance policies, procedures and disclosure is met; and

•	provides guidance and opinions as necessary to the Chief Executive Officer, Chief Financial Officer and SRL's Compliance Officer, as applicable, to establish and ensure adherence to SRL's governance and compliance practices.

Chairman of the Audit Committee

The Board has developed and approved the following position description for the Chairman of the Audit Committee:

Position: Chairman of the Audit Committee

Reports to: the Board

General Accountability

The Chairman of the Audit Committee reports to the Board. The Chairman, working with the committee and outside auditors, ensures that the Audit Committee complies with its charter.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its charter.

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Nature and Scope

The Chairman performs the following functions:

•	manages the process of the committee and ensures that the committee discharges the responsibilities in its charter;

•	reviews and approves the agenda of each meeting prior to the meeting;

•	through consultation with management and auditors, remains informed on any issues that may arise as part of a quarterly review or annual audit;

•	ensures that all members of the committee have a full opportunity to participate and to actively question management and the auditors, in order to satisfy themselves that the committee mandate regarding overseeing full and fair disclosure of SRL's financial position is met; and

•	provides guidance and opinions as necessary to management to facilitate the continued improvement of SRL's financial control and disclosure practices.

Chairman of the Compensation Committee

The Board has developed and approved the following position description for the Chairman of the Compensation Committee:

Position: Chairman of the Compensation Committee

Reports to: the Board

General Accountability

The Chairman of the Compensation Committee reports to the Board. The Chairman, working with the committee and using outside information as necessary, ensures that the Compensation Committee mandate is met, especially with regards to the appropriate total compensation for the executive officers.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its charter.

Nature and Scope

The Chairman performs the following functions:

•	manages the process of the committee and ensures that the committee discharges the responsibilities in its mandate;

•	reviews and approves the agenda of each meeting prior to the meeting;

•	through consultation with management and the use of outside benchmarks, such as competitive compensation surveys, remains informed on any issues that may arise within SRL with regard to compensation of its executives;

•	ensures that all members of the committee have a full opportunity to participate and to actively question management and any outside experts, as necessary, to ensure that the committee mandate regarding recommending the Chief Executive Officer's compensation and approving the compensation package of SRL's other executive officers is met; and

•	provides guidance and opinions, as necessary, to the Chief Executive Officer and to SRL's human resources officer, if applicable, to enable the continued improvement of SRL's compensation practices.

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4.	Orientation and Continuing Education

The Board has delegated to the Nominating and Corporate Governance Committee the responsibility of, among other things, orienting new directors and developing and monitoring continuing education for existing directors. The Nominating and Corporate Governance Committee shall develop with management and monitor the process of orienting new directors and continuing education for existing directors. New director orientation may include meeting with the management of SRL, background materials and presentations regarding the business of SRL. Directors shall be provided with information regarding corporate governance and procedures of the Board and the committees on which the directors will serve.

5.	Ethical Business Conduct

(a)	The Board has adopted a written Code of Business Conduct and Ethics and Insider Trading Policy (the "Code of Ethics"). The Code of Ethics can be obtained by written request to the President of SRL at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China. A copy of the Code of Ethics is also available online at SRL's website at www.scullyroyalty.com. The current Code of Ethics dated December 18, 2021, was adopted by the Board. It is intended that the Board will continue to conduct such assessment of its performance annually pursuant to the Code of Ethics. The Board will be assessing other mechanisms by which it can monitor compliance with the Code of Ethics in an efficient manner.

(b)	Pursuant to the terms of reference for directors which have been adopted by the Board, directors, officers and employees of SRL are instructed to disclose to the Board or the Audit Committee any material transaction or relationship that could reasonably be expected to give rise to a breach of the Code of Ethics, including actual or apparent conflicts of interest with SRL, and to obtain approval from the Board or Audit Committee before making any decision or taking any action that could reasonably be expected to involve a conflict of interest in a matter to be considered by the Board or the Audit Committee and are asked to leave the meeting for the duration of the discussion related to the matter at hand and to abstain from voting with respect to such matter.

(c)	The Board encourages and promotes a culture of ethical business conduct through the adoption and monitoring of the Code of Ethics, which includes an insider trading policy and such other policies that may be adopted by the Board from time to time. The Board conducts regular reviews with management for compliance with such policies.

6.	Nomination of Directors

(a)	The Board has appointed a Nominating and Corporate Governance Committee, which is responsible for assisting the Board in identifying new director nominees. When identifying candidates for membership on the Board, the Nominating and Corporate Governance Committee takes into account all factors it considers appropriate, which may include independence under applicable standards, relevant skills and experience, business judgment, service on boards of directors of other companies, personal and professional integrity, including commitment to SRL's core values, openness and ability to work as part of a team, willingness to commit the required time to serve as a Board member, and familiarity with SRL and its industry. The Nominating and Corporate Governance Committee shall actively seek and evaluate qualified individuals to become new directors as needed. The Nominating and Corporate Governance Committee shall review and develop the Board's criteria for selecting new directors, including standards for director independence. The Committee shall establish procedures to solicit, review, and recommend to the Board, potential director nominees proposed by shareholders. The Committee shall select or recommend that the Board select the director nominees for the annual meeting of shareholders. As part of the process, the Nominating and Corporate Governance Committee is empowered to conduct any investigation it deems necessary or appropriate to enable it to carry out its duties and to retain search firms to assist in the nomination process.

(b)	The Nominating and Corporate Governance Committee is composed entirely of independent directors.

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(c)	The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are detailed in its charter, which is available online at SRL's website at www.scullyroyalty.com.

7.	Compensation

(a)	The Board has appointed a Compensation Committee, which is responsible for, among other things, developing the Company's approach to executive compensation and periodically reviewing the compensation of the directors. The Compensation Committee reviews and approves annual salaries, bonuses and other forms and items of compensation for the Company's senior officers and employees. Except for plans that are, in accordance with their terms or as required by law, administered by the Board or another particularly designated group, the Compensation Committee also administers and implements all of the Company's stock option and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans and reports to the Board on compensation matters.

(b)	The Compensation Committee is composed entirely of independent directors.

(c)	The responsibilities, powers and operation of the Compensation Committee are detailed in its charter, which is available online at SRL's website at www.scullyroyalty.com.

8.	Risk Management Committee

(a)	The Board has approved a Risk Management Committee to review and report to the Board respecting the Company's business risks and risk mitigation strategies.

(b)	The Risk Management Committee is currently composed of Samuel Morrow, Jochen Dümler and Friedrich Hondl.

9.	Assessments

The Board intends that individual director assessments be conducted by other directors, taking into account each director's contributions at Board meetings, service on Board committees, experience base and their general ability to contribute to one or more of the Company's major needs. However, the Board has not yet implemented such a process of assessment.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Except as otherwise disclosed herein, no individual who is or was a director or executive officer of the Company, any proposed nominee for election as a director of the Company or any associate of such director, officer or proposed nominee, was indebted to the Company or any of its subsidiaries or was indebted to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

No current or former director, executive officer or employee is indebted to the Company as at the date of this proxy statement.

MANAGEMENT CONTRACTS

Except as otherwise disclosed herein, no management functions of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company.

AUDIT COMMITTEE DISCLOSURE

Please see Schedule "A" attached hereto for certain information regarding the Company's Audit Committee.

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INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no individual who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company, or any proposed management nominee for election as a director, or any associate or affiliate thereof, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, in any matter to be acted upon at the Meeting other than the election of the directors.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Company is Computershare with an office at 462 South 4th Street, Louisville, KY 40202, USA.

OTHER BUSINESS

Management of the Company knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the Designated Persons voting the form of proxy.

ADDITIONAL INFORMATION AND AVAILABILITY OF DOCUMENTS

The Company files annual and other reports, proxy statements and other information with the SEC and certain Canadian securities regulatory authorities. The Company's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (the "SEC") on April 29, 2022, is available for viewing and downloading on the SEC's website at www.sec.gov, under the Company's profile at www.SEDAR.com and on the Company's website at www.scullyroyalty.com. Financial information concerning the Company is contained in the above-referenced Annual Report on Form 20-F for the year ended December 31, 2021, which can be found at the above-mentioned websites. The Company will provide to any person, upon request to the President of the Company, one copy of such reports and financial statements.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with or to the SEC. The Company's SEC filings are available to the public on the SEC's website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related materials should not be construed as an admission that the Company is subject to those proxy rules. The documents filed by the Company with Canadian securities regulatory authorities are available under the Company's profile at www.sedar.com.

DATED effective the 28th day of November, 2022.

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SCHEDULE "A"

AUDIT COMMITTEE DISCLOSURE

THE AUDIT COMMITTEE'S CHARTER (THE "CHARTER")

SCULLY ROYALTY LTD.
AUDIT COMMITTEE CHARTER

(December 18, 2021)

1.	PURPOSE; LIMITATIONS ON DUTIES.

The purpose of the Audit Committee (the "Audit Committee" or the "Committee") of the Board of Directors (the "Board") of Scully Royalty Ltd. (the "Company") is to (a) assist the Board in monitoring: (i) the integrity of the financial statements of the Company; (ii) the compliance by the Company with legal and regulatory requirements regarding financial disclosure; (iii) the independent auditor's qualifications and independence; and (iv) the performance of the Company's internal audit function and independent auditor; and (b) prepare the annual report of the Committee required by applicable U.S. Securities and Exchange Commission (the "SEC") and applicable Canadian securities commissions ("CSC") disclosure rules.

While the Committee has the responsibilities and powers set forth in this charter (the "Charter"), it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with the English language version of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and applicable rules and regulations. These are the responsibilities of management and the independent auditor and nothing herein is to be construed as changing such responsibilities. Because the primary function of the Committee is oversight, absent knowledge to the contrary (the details of which shall be promptly reported to the Board), the Committee shall be entitled to rely on the expertise, skills and knowledge of management, the internal auditing department (if any) and the Company's independent auditors and the integrity and accuracy of information provided to the Committee by such persons.

2.	COMPOSITION; FINANCIAL EXPERT.

The Committee shall consist of at least three (3) directors of the Board. All members of the Committee must be directors who meet the knowledge and independence requirements of applicable law and the rules of the SEC, including the applicable independence requirements of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the New York Stock Exchange (the "NYSE") and other applicable securities laws in effect from time to time (subject to any exceptions allowed by such rules and any waivers granted by such authorities).

To the extent practicable, at least one member of the Committee shall qualify as an "audit committee financial expert," as defined in the SEC's rules and regulations in effect from time to time. The Company will disclose in the annual report required by Section 13(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act") (which may incorporate proxy circular disclosure by reference, to the extent permitted by SEC rules) whether or not it has at least one member who is an audit committee financial expert. In any event (as required by the NYSE Listed Company Manual), the Committee must include at least one (1) member who the Board determines has accounting or related financial management expertise (which the Board may presume with respect to a person who qualifies as an "audit committee financial expert"). CSC and NYSE rules on the conduct of the Committee require that each member of the Committee be financially literate (as such qualification is interpreted by the Board in its business judgment), which generally means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements, or must become financially literate within a reasonable period of time after his or her appointment to the audit committee.

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A member of the Committee may not serve on the audit committees of more than two (2) other public companies unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee and such determination is disclosed either on or through the Company's website or in its annual proxy circular. If this disclosure is made on or through the Company's website, the Company must disclose that fact in its annual proxy circular and provide its website address.

The members of the Committee shall be appointed by and serve at the discretion of the Board and shall serve until their successors are appointed. Committee members will be elected annually for a term of one (1) year. Vacancies will be filled by a majority vote of the Board, subject to such new committee members(s) satisfying the applicable independence requirements established by laws and regulations in the Cayman Islands, the United States and Canada. Except as expressly provided in this Charter or the Memorandum and Articles of Association of the Company, the Committee shall fix its own rules of procedure. The Board may remove a member of the Committee at any time in its sole discretion by ordinary resolution of the Board.

3.	CHAIRMAN

The Board, or in the event of its failure to do so, the majority of the members of the Committee, must appoint a chairman from the directors of the Committee (the "Chairman"). If the Chairman is not present at any meeting of the Committee, an acting Chairman for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairman shall refer the matter to the Board. The Committee may appoint a secretary who need not be a director of the Board or Committee.

4.	REPORTS TO BOARD; MEETINGS, MINUTES.

4.1	Recommendations; Reports.

Regularly report to the Board on the Committee's activities, its conclusions with respect to the independent auditor and any issues that arise with respect to the quality or integrity of the Company's financial statements, compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditor or the performance of the internal audit function, and make appropriate recommendations to the Board.

4.2	Executive Sessions.

If necessary and appropriate, the Committee shall meet (with such frequency as it determines) with each of the independent auditor, internal auditors (or other personnel responsible for the Company's internal audit function) and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

4.3	Other Meetings.

Other meetings will be held with such frequency, and at such times, as the Chairperson, or a majority of the Committee determines, but not less than four times per year. Special meetings of the Committee may be called by the Chairperson and will be called promptly upon the request of any two (2) Committee members.

4.4	Meeting Procedure

Unless the Committee or the Board adopts other procedures, the provisions of the Company's Memorandum and Articles of Association applicable to meetings of Board committees will govern meetings of the Committee.

4.5	Minutes.

Minutes of each meeting will be kept with the regular corporate records.

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5.	SPECIFIC RESPONSIBILITIES AND DUTIES.

The Board delegates to the Committee the express authority to do the following, to the fullest extent permitted by applicable law and the Company's charter documents:

5.1	Independent Auditor.

(a)	Selection; Fees.

Be solely and directly responsible for recommending to the Board, for the Board's recommendation to the shareholders, the appointment and retention of the independent auditor and, where appropriate, the termination of the independent auditor. Be solely and directly responsible for the terms of hiring, compensation, evaluation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Such independent auditor shall report directly to and be ultimately accountable to the Board and the Committee. The Committee has the ultimate authority to approve all audit engagement fees and terms, with the costs of all engagements to be borne by the Company.

(b)	Audit Team.

Review the experience and qualifications of the senior members of the independent auditor's team.

(c)	Audit Plan.

Prior to the commencement of the annual audit, discuss with the independent auditor the overall scope and plan for the audit. Review, evaluate and approve the annual engagement proposal of the independent auditor.

(d)	Lead Audit Partner Review, Evaluation and Rotation.

Review and evaluate the lead partner of the independent auditor. Ensure that the lead audit partner having primary responsibility for the audit and the reviewing audit partner of the independent auditor are rotated at least every five (5) years and that other audit partners (as defined by the SEC) are rotated at least every seven (7) years.

(e)	Pre-Approval of Audit and Non-Audit Services.

Pre-approve all audit services and all non-audit services permitted to be performed by the independent auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one (1) or more of its members, but such member's or members' non-audit service approval decisions must be reported to the full Committee at the next regularly Committee scheduled meeting. The Committee's Pre-Approval Policy is set forth as Exhibit A attached hereto, which may be amended or supplemented by the Committee from time to time.

(f)	Statement from Independent Auditor.

At least annually, obtain and review a report from the independent auditor describing:

(i)	the independent auditor's internal quality-control procedures;

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(ii)	any material issues raised by the most recent internal quality-control review (including any peer review or Public Company Accounting Oversight Board review of the independent auditor) or by any inquiry or investigation by governmental or professional authorities, within the preceding five (5) years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues; and

(iii)	all relationships between the independent auditor and the Company and any other factors that might affect the independence of the auditors (to assess the independent auditor's independence).

(g)	Hiring Policies.

As necessary and appropriate, review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Company.

(h)	Review Problems.

As necessary and appropriate, review with the independent auditor any audit problems or difficulties the independent auditor may have encountered in the course of its audit work, and management's responses, including: (i) any restrictions on the scope of activities or access to requested information; and (ii) any significant disagreements with management.

(i)	Outside Auditor Independence.

As part of general discussions with the independent auditor, review, if necessary, any disclosed relationships or services that may impact the objectivity and independence of the independent auditor and take or recommend that the Board take appropriate action to oversee the independence of the outside auditors.

(j)	Material Communications.

As part of general discussions with the independent auditor, discuss, if necessary, any communications between the audit team and the independent auditor's national office regarding auditing or accounting issues presented during the independent auditor's engagement.

(k)	Accounting Adjustments.

As part of general discussions with the independent auditor, discuss, if necessary, any accounting adjustments that were noted or proposed by the independent auditor but were "passed" on (as immaterial or otherwise).

(l)	Management or Internal Control Letters.

As part of general discussions with the independent auditor, discuss, if necessary, any "management" or "internal control" letter issued, or proposed to be issued, by the independent auditor to the Company, including a discussion of any "material weakness" or "significant deficiency" in the design or operation of internal control over financial reporting, and any steps taken to resolve the issue.

(m)	Internal Audit Function.

Discuss with the independent auditor the responsibilities, budget and staffing of the Company's internal audit function.

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5.2	Internal Auditor.

Review the budget, qualifications, activities, effectiveness and organizational structure of the internal audit function and the performance, appointment and replacement of the lead internal auditor and review summaries of material audit reports and management's responses.

5.3	Financial Reporting.

(d)	Annual Financials.

Review and discuss with management and the independent auditor the Company's annual audited financial statements and related notes and the Company's disclosures under "Management's Discussion and Analysis" of the Company's financial position and results of operations for the purpose of recommending approval by the Board prior to the public release of such information and/or filing with the applicable regulatory agencies. Discuss with the independent auditor the results of the annual audit, the matters required to be communicated by the independent auditor under professional standards and any other matters the Committee deems appropriate. Obtain from the independent auditor assurance that the audit was conducted in accordance with IFRS and applicable securities law, including the effectiveness of internal controls. Recommend to the Board whether the annual audited financial statements should be included in the Company's Annual Report on Form 20-F and filed with the CSC.

(e)	Half-Year Financials.

Review and discuss with management and the independent auditor, as appropriate, the Company's half-year (or, if applicable, quarterly) financial statements and related notes and the Company's "Management's Discussion and Analysis" of the Company's financial position and results of operations, including the results of the independent auditor's reviews of such financial statements and the matters required to be communicated by the independent auditor under professional standards and other matters that the Committee deems material, and approve all half-year (or, if applicable, quarterly) financial statements and financial information prior to the public release of such information.

(f)	Accounting Principles.

Review with management and the independent auditor major issues regarding financial reporting and accounting standards, including any material changes in the selection or application of such standards or principles followed in prior years and prior interim periods, including key accounting decisions affecting the financial statements, alternatives thereto and the rational for decisions made.

(g)	Judgments.

Review reports prepared by management, by internal auditors or by the independent auditor relating to significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including an analysis of the effect of alternative IFRS methods on the Company's financial statements.

(h)	Press Releases.

Discuss earnings press releases with management and the independent auditor, if appropriate (including the type and presentation of information to be included in earnings press releases, as well as financial information), prior to the public release of such information.

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(i)	Regulatory and Accounting Developments.

Review with management and the independent auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements.

5.4	Risk Assessment and Risk Management.

Discuss guidelines and policies, as they arise, with respect to financial risk exposure, financial statement risk assessment and risk management periodically with the Company's management, internal auditor, independent auditor and, where reasonably necessary, the Company's Risk Committee, and the Company's plans or processes to monitor, control and minimize such risks and exposures.

5.5	Financial Reporting Processes.

(a)	Internal and External Controls.

In consultation with the independent auditor, the internal auditors and the Company's financial and accounting personnel, review the integrity, adequacy and effectiveness of the Company's control environment, and the adequacy and effectiveness of the Company's accounting and financial controls, both internal and external, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable.

(b)	Consider Changes.

Review major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies.

(c)	Reports from Independent Auditor.

Obtain and review timely reports from the independent auditor regarding:

(i)	all critical accounting policies and practices to be used by the Company;

(ii)	all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

(iii)	all other material written communications between the independent auditor and management, including any management letter or schedule of unadjusted differences.

5.6	Legal and Regulatory Compliance

(a)	Annual Report and Proxy Circular on Form 20-F.

Prepare any report of the Committee required to be included in the Company's annual report on Form 20-F and/or proxy circular as required under applicable laws and rules.

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(b)	Reports from Others.

As necessary and appropriate, review reports and/or communications provided to the Committee by management, auditors, the general counsel, tax advisors or any regulatory agency regarding regulatory compliance, transactions with affiliates, and other legal matters that may have a material effect on the Company's financial statements and the consideration of those matters in preparing the financial statements.

(c)	Code of Conduct; Waivers.

Assist, as necessary, the Nominating and Corporate Governance Committee in monitoring the Company's compliance with the Code of Business Conduct and Ethics and Insider Trading Policy or as otherwise required by applicable law or exchange listing standards and covering the conduct and ethical behavior of directors, officers and employees.

(d)	Complaints.

Establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters,

in substantially the form as set forth in Exhibit C attached hereto, which may be amended or supplemented by the Committee from time to time.

5.7	Annual Evaluation of Committee; Charter.

Annually evaluate the performance of the Committee. Review and reassess the adequacy of this Charter each year and recommend any proposed changes to the Board, as appropriate.

6.	ADVISORS AND COUNSEL; RELIANCE; INVESTIGATIONS; COOPERATION.

6.1	Retention of Advisors and Counsel.

The Committee has the power, in its sole discretion, to obtain advice and assistance from, and to retain at the Company's expense, such independent counsel and other advisors and experts as it determines necessary or appropriate to carry out its duties, and in connection therewith to receive appropriate funding, determined by it, from the Company.

6.2	Administrative Expenses.

The Committee may determine the level and cost of ordinary administrative expenses necessary or appropriate in carrying out its duties, with such costs to be borne by the Company.

6.3	Reliance Permitted.

The Committee will act in reliance on management, the Company's independent auditor, advisors and experts, as it deems necessary or appropriate.

6.4	Investigations.

The Committee has the power, in its discretion, to conduct any investigation it deems necessary or appropriate to enable it to carry out its duties with such costs to be borne by the Company.

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6.5	Required Participation of Employees.

The Committee shall have unrestricted access to the Company's employees, independent auditor, internal auditors, and internal and outside counsel, and may require any employee of the Company or representative of the Company's outside counsel or independent auditor to attend meetings of the Committee or to meet with any members of the Committee or representative of the Committee's counsel, advisors or experts.

7.	RULES AND PROCEDURES.

Except as expressly set forth in this Charter or the Company's Memorandum and Articles of Association or Corporate Governance Guidelines, or as otherwise provided by applicable law or the rules of NYSE, the Committee shall establish its own rules and procedures.

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EXHIBIT A

SCULLY ROYALTY LTD.

AUDIT COMMITTEE

Audit and Non-Audit Services Pre-Approval Policy

I.	Statement of Principles

In accordance with the requirements of the SEC rules and securities regulations, including the independence requirements of the Sarbanes-Oxley Act, and National Instrument 52-110 of the Canadian Securities Administrators, and to safeguard the continued independence of its independent auditor, all audit and non-audit services to be rendered by the Company’s independent auditor and any related entities to the Company and its subsidiaries (collectively, the "Company") must be the subject of pre-approval by the Audit Committee of the Board in order to assure that they do not impair the auditor's independence from the Company. Furthermore, the Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent auditor.

As set forth in this Policy, unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee if it is to be provided by the independent auditor. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Audit Committee.

The appendices to this Policy describe the Audit, Audit-related, Tax and All Other services that have the general pre-approval of the Audit Committee. The term of any general pre-approval is twelve (12) months from the date of pre-approval, unless the Audit Committee considers a different period and states otherwise. The Audit Committee will annually review and pre-approve the services that may be provided by the independent auditor without obtaining specific pre-approval from the Audit Committee. The Audit Committee will revise the list of general pre-approved services from time to time, based on subsequent determinations.

The purpose of this Policy is to set forth the procedures by which the Audit Committee intends to fulfill its responsibilities. It does not delegate the Audit Committee's responsibilities to pre-approved services performed by the independent auditor to management.

The independent auditor has reviewed this Policy and believes that implementation of the policy will not adversely affect the auditor's independence.

II.	Delegation

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

III.	Audit Services

The annual Audit services engagement terms and fees will be subject to the specific pre-approval of the Audit Committee. The Audit Committee will approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, Company structure or other items.

In addition to the annual Audit services engagement approved by the Audit Committee, the Audit Committee may grant general pre-approval of other Audit services, which are those services that only the independent auditor reasonably can provide. The Audit Committee has pre-approved the Audit services in Exhibit B. The general pre-approval of the range of services set forth on Exhibit B will be brought to the Audit Committee on an annual basis for review any modification thought appropriate and approval. In connection with such review, the Audit Committee will be provided a written description of the nature and scope, including the fee structure and terms of any oral or written side agreement(s), for all tax services to be considered for general pre-approval under Exhibit B. The potential effects of these tax services on the independence of the auditor will be discussed with them.

Exhibit A-1

In the case of proposed engagements of the auditor involving any of the services covered under the range of pre-approved services under Exhibit B where the fees for a particular engagement are expected to exceed a total of $200,000, specific pre-approval must be obtained under the provisions of Section VI below.

All other Audit services not listed in Exhibit B must be specifically pre-approved by the Audit Committee under the provisions of Section VII below.

IV.	Audit-related Services

Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the independent auditor. The Audit Committee believes that the provision of Audit-related services does not impair the independence of the auditor, and has pre-approved Audit-related services in Exhibit B. All other Audit-related services not listed in Exhibit B must be specifically pre-approved by the Audit Committee.

V.	Tax Services

The Audit Committee believes that the independent auditor can provide Tax services to the Company such as tax compliance, tax planning and tax advice without impairing the auditor's independence. However, the Audit Committee will not permit the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations. The Audit Committee has pre-approved the Tax services in Exhibit B. All Tax services involving large and complex transactions not listed in Exhibit B must be specifically pre-approved by the Audit Committee.

VI.	All Other Services

All other permissible services not listed in Exhibit B must be specifically pre-approved by the Audit Committee. Where particular pre-approval is required, the Audit Committee has delegated the authority to effect such pre-approval to the Chairman of the Audit Committee.

Under no circumstances may the Audit Committee delegate its responsibilities to the Company’s management.

For greater certainty, if an engagement with the independent auditor for a particular service is contemplated that is neither prohibited nor covered under the range of services under Exhibit B, in order for such an engagement to proceed it must be the subject of individual pre-approval under Section VII.

It is the responsibility of the Company's management to determine whether a particular service is covered by the pre-approved range of services set forth in Exhibit B. Management should seek the guidance of the Chairman of the Audit Committee where there is any ambiguity about whether a particular service is pre-approved.

A list of the SEC's prohibited non-audit services is included in Exhibit B. The SEC's rules and relevant guidance should be consulted to determine the precise definitions of these services and the applicability of exceptions to certain of the prohibitions.

VII.	Procedures

Requests or applications to provide services that require specific approval by the Audit Committee will be submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer. If the individual service is a tax service, a written description of the nature and scope, including fee structure and terms of any oral or written side agreement, is to be provided. The potential effect of the tax service on the independence of the auditor is to be discussed with the auditor.

Exhibit A-2

All requests or applications for services to be provided by the independent auditor that do not require specific approval by the Audit Committee will be submitted to the Chief Financial Officer and must include a detailed description of the services to be rendered. The Chief Financial Officer will determine whether such services are included within the list of services that have received the general pre-approval of the Audit Committee. The Audit Committee will be informed on a timely basis of any such services rendered by the independent auditor.

VIII.	Engagement Letters

Pre-approved non-audit services will be provided by the auditor pursuant to an engagement letter with the appropriate entity of the Company that satisfies each of the following requirements:

a.	the engagement letter will be in writing and signed by the auditor; and

b.	the engagement letter will set out the particular non-audit services to be provided by the auditor which, unless individually pre-approved, will be within the categories of pre-approved non-audit services described in Exhibit B.

IX.	Reports of Services to the Audit Committee

At every regularly scheduled meeting of the Audit Committee, the Company's management will report on all new pre-approved engagements of the auditor since the last such report. The auditor may comment on the report if it wishes to do so. All engagement letters entered into going forward will be made available to the Audit Committee on request.

Exhibit A-3

EXHIBIT B

Pre-approved Range of Services

Type of service	Description
Audit services
Financial statement audit

•      Recurring audit of consolidated financial statements including subsidiary company and statutory audits, tax services and accounting consultations required to perform an audit in accordance with generally accepted auditing standards

•      Reviews of half-year and/or quarterly reviews

•      Review of tax provision reported in the consolidated and other financial statements

•      Review of complex accounting issues with the auditor’s national office in order to reach an audit judgment

Regulatory financial filings

•      Statutory and regulatory filings including prospectuses and registration statements

•      Services relating to filings with the SEC relating to the Securities Act of 1933, as amended, and the 1934 Act, including issuance of comfort letters

Internal control attestation services	• Attestation services relating to the report on the entity’s internal controls as specified in Section 404 of the Sarbanes-Oxley Act and any similar requirements that may be introduced under other legislation/ regulations
Audit related services
Employee benefit plan audits	• Audit of pension and other employee benefit plans and funds
Financial due diligence in connection with acquisitions and divestitures

•      Assistance in financial and tax due diligence, including review of financial statements, financial data and records, tax returns, tax forms and tax filings, discussion with target’s finance and accounting personnel

•      Accounting consultation and audits in connection with acquisitions and divestitures

Other attest services	• Attest services that are not required by statute or regulation
Application and general control reviews	• Review of IT and general controls related to specific applications, including overall general computer controls, excluding those that are a part of the financial statement audit
Consultation regarding U.S. generally accepted accounting principles ("GAAP") and/or IFRS	• Discussions, review and testing of impact of new pronouncements, acquisition accounting, and other GAAP or IFRS topics
Financial statement translation	• Translation of statutory or regulatory financial statements and related information
Tax services
Tax compliance	• Preparation and/or review of income, capital, sales, use, property, excise, local, value-added tax ("VAT"), GST and/or PST and returns, filings and forms. Consultation regarding handling of items for tax returns, required disclosures, elections, and filing positions available
Tax consulting	• Assistance with tax audits, examinations or requests for information.

Exhibit B-1

Type of service	Description

•      Responding to requests regarding technical interpretations, applicable laws and regulations, and tax accounting

•      Tax advice on mergers, acquisitions, restructurings, financings, intercompany transactions, foreign tax credits, foreign income taxes, tax accounting, foreign earnings and profits, capital tax, sales tax, use tax, property taxes, the treatment in any jurisdiction of foreign subsidiary income, VAT, GST and/or PST, excise tax or equivalent taxes in the jurisdiction

•      Assistance with tax appeals that are not in front of a tax court or its equivalent

•      Advice regarding tax legislation or codes including interpretations, procedures and advance tax rulings or private letter rulings thereof, or their equivalent, in applicable jurisdictions in the following areas: income, capital, sales, use, property, excise, local, VAT and GST and/or PST.

Transfer pricing	• Advice and assistance with respect to transfer pricing matters, including preparation of reports used by the company to comply with taxing authority documentation requirements regarding royalties, services and intercompany pricing and assistance with tax exemptions
Customs and duties	• Compliance reviews and advice on compliance in the areas of tariffs and classification, origin, pricing, and documentation. Assistance with customs audits or requests for information
Expatriate tax services

•      Preparation of individual income tax returns and personal tax advice (except for those in a financial reporting oversight role with respect to the company as specifically defined for this purpose by applicable rules/regulations)

•      Advice on impact of changes in local tax laws and consequences of changes in compensation programs or practices

•      Compliance and advice in relation to benefits and compensation, stock options, and tax equalization policies

Other services
Valuation	• Valuation services for the preparation for non-financial reporting tax-only valuations • Valuation services to review and comment on valuations prepared by the Company or third parties
Benchmarking	• Benchmarking and surveys related to best practices with respect to financial reporting practices.
Information services, if applicable	• Annual licence for PricewaterhouseCooper’s Comperio product • Licence(s) for PricewaterhouseCooper’s Tax News Network product
Other	• Fact finding services and forensic investigations under the supervision of the Audit Committee; environmental audits; non-financial systems design and implementation.

Exhibit B-2

Prohibited Non-Audit Services

The auditor may not act in any capacity where it could reasonably be seen to:

•	function in the role of the Company's management;

•	audit its own work; or

•	serve in an advocacy role on behalf of the Company.

The auditor will not be asked to provide any services in the following areas:

•	Bookkeeping or other services related to the accounting records or financial statements

•	Financial information systems design and implementation

•	Appraisal preparation or valuation services (other than tax-only valuation services as described above under "Other Services—Valuation"), fairness opinions or contribution-in-kind reports

•	Actuarial services

•	Internal audit outsourcing

•	Management decision-making responsibilities or functions

•	Human resource services or functions

•	Broker or dealer, investment adviser or investment banking services

•	Legal services or services requiring licensing as a legal practitioner

•	Expert advocacy services unrelated to the audit

Exhibit B-3

EXHIBIT C

SCULLY ROYALTY LTD.

PROCEDURES FOR THE SUBMISSION OF COMPLAINTS AND CONCERNS REGARDING

ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR AUDITING MATTERS

1.	Scully Royalty Ltd. (the "Company") has designated its Audit Committee of its Board of Directors (the "Committee") to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Corporation or the Committee directly regarding accounting, internal controls, or auditing matters.

2.	Any employee of the Company may, on a confidential and anonymous basis, submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as "Confidential" or "To be opened by Committee only". If an employee would like to discuss the matter directly with a member of the Committee, the employee should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

Scully Royalty Ltd.

c/o Audit Committee

Attn: Chairperson

Suite 803

11 Duddell Street

Dina House, Ruttonjee Centre, Central

Hong Kong SAR China

3.	Any complaints received by the Company that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.

4.	At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.

Exhibit C-1

1.	COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is currently composed of four directors, namely Friedrich Hondl, Silke S. Stenger, Dr. Shuming Zhao and Jochen Dümler. Each member is independent and financially literate as such terms are defined in NI 52-110.

2.	RELEVANT EDUCATION AND EXPERIENCE

The following describes the education and experience of each of the members of the Audit Committee which provides the member with:

(a)	an understanding of the accounting principles used by SRL to prepare its financial statements;

(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by SRL's financial statements, or experience actively supervising one or more individuals engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting.

Friedrich Hondl is an experienced European banking executive and former member of the Supervisory Board of Oesterreichische Kontrolbank AG, the Austrian Export Credit Agency and since 2018 has been the Managing Partner of AMM Prime Management GmbH. From 2013 to 2015, Mr. Hondl was the head of Erste Group Bank AG's Large Corporate International Division and, from 2009 to 2012, he was the head of International Corporate Relationship Management of UniCredit Bank Austria AG. Mr. Hondl also served as Chairman of the Supervisory Board of Intermarket Bank AG from 2014 to 2015.

Silke S. Stenger is an independent business consultant and business coach with experience in the automotive, plant engineering and cement, franchising and consulting industries. She was formerly the vice chairperson of KHD Humboldt Wedag International AG. Ms. Stenger was the Chief Financial Officer of Management One Human Capital Consultants Limited and Head of Investor Relations and authorized representative (Prokurist) with Koidl & Cie Holding AG. She holds a Masters of Science in Industrial and Communications Psychology from FHWien University of Applied Sciences of WKW in Vienna, Austria and is a certified controller (German Chamber of Commerce IHK) and IFRS accountant, specializing in corporate governance and Sarbanes-Oxley Act of 2002 compliance.

Dr. Zhao is the Senior Distinguished Professor and Honorary Dean of the School of Business, Nanjing University, the People's Republic of China. He was appointed as Dean of Nanjing University Xingzhi College in 2020. He serves as President of the International Association of Chinese Management Research (IACMR, Third Term), Vice President of the Chinese Academy of Management, President for Jiangsu Provincial Association of Human Resource Management and Vice President of Jiangsu Provincial Association of Professional Managers. Since 1994, Dr. Zhao has acted as a management consultant for several Chinese and international firms. Dr. Zhao is also a director of Daqo New Energy Corp. (China) and JSTI Group (China) Ltd. Dr. Zhao has successfully organized and held nine international symposia on multinational business management. Since 1997, Dr. Zhao has been a visiting professor at the Marshall School of Business, University of Southern California, USA, the College of Business, University of Missouri-St. Louis, USA, Drucker Graduate School of Management, Claremont Graduate University, USA and Honorary Professor of SolBridge International School of Business, South Korea. Dr. Zhao has lectured in countries including the United States, Canada, Japan, Singapore, South Korea, the United Kingdom, Germany, the Netherlands, Portugal and Australia.

Jochen Dümler is a member of the German-American Chamber of Commerce (New York City), a Member of the German Executive Roundtable (Washington, D.C.), and a Board Member of the German-American Partnership Program. He is the former President and Chief Executive Officer of Euler Hermes North America, where he supervised a team of more than 500 people to permanently protect and insure approximately $150 billion, manage all credit insurance and bonding/surety lines, and oversee all Euler Hermes operations in the region. From 2002 to 2010, he was a Member of the Board of Management of Euler Hermes Kreditverischerung AG.

A-9

3.	PRE-APPROVED POLICIES AND PROCEDURES

The Audit Committee pre-approves all services provided by SRL's independent auditors. All of the services and fees described under the categories of "Audit Fees", "Audit Related Fees", "Tax Fees" and "All Other Fees" were reviewed and approved by the Audit Committee before the respective services were rendered.

4.	EXTERNAL AUDITOR FEES

(a)	Audit Fees

The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2021 by Smythe LLP were $490,000 (before goods and services tax). The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2020 by Smythe LLP were $442,000 (before goods and services tax).

(b)	Audit Related Fees

During the years ended December 31, 2021 and 2020, $nil and $nil were billed by Smythe LLP for services that were reasonably related to the performance of the audit of our financial statements and that were not reported under the category "Audit Fees" above.

(c)	Tax Fees

During the fiscal year ended December 31, 2021, no fees were billed by Smythe LLP for tax compliance, tax advice and tax planning. During the fiscal year ended December 31, 2020, no fees were billed by Smythe LLP for tax compliance, tax advice and tax planning.

(d)	All Other Fees

During the fiscal year ended December 31, 2021, $3,000 was billed by Smythe LLP for services not related to audit or tax. During the fiscal year ended December 31, 2020, no fees were billed by Smythe LLP for services not related to audit or tax.

A-10

01 - Michael J. Smith 02 - Samuel Morrow 03 - Indrajit Chatterjee For Withhold 1 U P X 04 - Dr. Shuming Zhao 05 - Silke Stenger 06 - Friedrich Hondl 07 - Jochen Dumler For Withhold SCULLY ROYALTY LTD. Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 03PRPB A Proposals 2. The ratification of the appointment of the auditors for the fiscal year ended December 31, 2022 (as set forth in the notice of meeting and management information circular delivered to the Company's shareholders in connection with the Meeting) and the authorization of the directors to fix the remuneration of the auditors for the ensuing year. 1. The election of the following directors of the Company: Please sign as name appears hereon. Joint owners should each sign.When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Date (mm/dd/yyyy) - Please print date below. Signature 1 - Please keep signature within the box. Signature 2 - Please keep signature within the box. B Authorized Signatures - This section must be completed for your vote to be counted. - Date and Sign Below qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Annual General Meeting Proxy Card THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF SCULLY ROYALTY LTD. (THE "COMPANY") FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 29, 2022 AT 10:00 A.M. (HONG KONG TIME) (THE "MEETING"). 000004 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ 1234 5678 9012 345 5 5 7 1 8 7 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext If no electronic voting, delete QR code and control # ? ? You may vote online or by phone instead of mailing this card. Online Go to www.envisionreports.com/SRL or scan the QR code - login details are located in the shaded bar below. Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/SRL Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Votes submitted electronically must be received by December 27, 2022 at 10:00 A.M. Hong Kong time Your vote matters - here's how to vote! THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF SCULLY ROYALTY LTD. (THE "COMPANY") FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 29, 2022 (THE "MEETING"). The undersigned, registered shareholder of the Company, hereby appoints Michael Smith or failing him, Samuel Morrow, or instead of him, ____________________________, as proxyholder, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting and at any adjournment or postponement thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournment or postponement thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters. (Continued and to be marked, dated and signed, on the other side) Proxy - SCULLY ROYALTY LTD. qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Change of Address - Please print new address below. Comments - Please print your comments below. C Non-Voting Items

NOTES: 1. This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting or any adjournment or postponements thereof. 2. A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting, or any adjournment or postponement thereof, other than the persons specified on the reverse side. If you desire to designate as proxyholder a person other than Michael Smith or Samuel Morrow, you should strike out their names and insert on the space provided the name of the person you desire to designate as proxyholder or complete another proper Form of Proxy. 3. A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument. If this proxy is not dated, it will be deemed to bear the date on which it was mailed to shareholders. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. 4. A proxy, to be effective, must be deposited with Computershare by 10:00 a.m. (Hong Kong time) on December 27, 2022 (or a day other than Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment or adjournments thereof). 5. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. 6. The securities represented by this proxy will be voted as directed by the holder, however, if such direction is not made in respect of any matter, this proxy will be voted as recommended by management. 7. This proxy should be read in conjunction with the accompanying documentation provided by management. Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of shareholders. The Management Information Circular / Proxy Statement and the 2021 Annual Report to Shareholders are available at: www.envisionreports.com/SRL

01 - Michael J. Smith 02 - Samuel Morrow 03 - Indrajit Chatterjee For Withhold 1 U P X 04 - Dr. Shuming Zhao 05 - Silke Stenger 06 - Friedrich Hondl 07 - Jochen Dumler For Withhold SCULLY ROYALTY LTD. Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 03PRQB A Proposals 2. The ratification of the appointment of the auditors for the fiscal year ended December 31, 2022 (as set forth in the notice of meeting and management information circular delivered to the Company's shareholders in connection with the Meeting) and the authorization of the directors to fix the remuneration of the auditors for the ensuing year. 1. The election of the following directors of the Company: Please sign as name appears hereon. Joint owners should each sign.When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Date (mm/dd/yyyy) - Please print date below. Signature 1 - Please keep signature within the box. Signature 2 - Please keep signature within the box. B Authorized Signatures - This section must be completed for your vote to be counted. - Date and Sign Below qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Annual General Meeting Proxy Card THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF SCULLY ROYALTY LTD. (THE "COMPANY") FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 29, 2022 AT 10:00 A.M. (HONG KONG TIME) (THE "MEETING"). 5 5 7 1 8 7 THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF SCULLY ROYALTY LTD. (THE "COMPANY") FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 29, 2022 (THE "MEETING"). The undersigned, registered shareholder of the Company, hereby appoints Michael Smith or failing him, Samuel Morrow, or instead of him, ____________________________, as proxyholder, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting and at any adjournment or postponement thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournment or postponement thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters. (Continued and to be marked, dated and signed, on the other side) Proxy - SCULLY ROYALTY LTD. qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q

NOTES: 1. This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting or any adjournment or postponements thereof. 2. A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting, or any adjournment or postponement thereof, other than the persons specified on the reverse side. If you desire to designate as proxyholder a person other than Michael Smith or Samuel Morrow, you should strike out their names and insert on the space provided the name of the person you desire to designate as proxyholder or complete another proper Form of Proxy. 3. A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument. If this proxy is not dated, it will be deemed to bear the date on which it was mailed to shareholders. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. 4. A proxy, to be effective, must be deposited with Computershare by 10:00 a.m. (Hong Kong time) on December 27, 2022 (or a day other than Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment or adjournments thereof). 5. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. 6. The securities represented by this proxy will be voted as directed by the holder, however, if such direction is not made in respect of any matter, this proxy will be voted as recommended by management. 7. This proxy should be read in conjunction with the accompanying documentation provided by management. Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of shareholders. The Management Information Circular / Proxy Statement and the 2021 Annual Report to Shareholders are available at: www.edocumentview.com/SRL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Executive Officer and
Chief Financial Officer

Date:	December 2, 2022